Filed by Einride AB

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Legato Merger Corp. III

Commission File No.: 001-41945

Einride AB and Legato Merger Corp. III Announce Effectiveness of Registration Statement Ahead of Planned Business Combination and Nasdaq Listing

●	Extraordinary General Meeting of Legato shareholders to approve business combination scheduled for June 4, 2026 at 10:00 am ET

●	Combined company to be named “Einride AB” and is expected to trade on the Nasdaq under the ticker symbol “ENRD”

STOCKHOLM, SWEDEN & NEW YORK, NY — Einride AB (“Einride” or the “Company”), a technology company driving the transition to cost-efficient electric and autonomous freight, and Legato Merger Corp. III (NYSE American: LEGT) (“Legato”), a special purpose acquisition company, announced today that on May 14, 2026, the Securities and Exchange Commission (“SEC”) declared effective the Registration Statement on Form F-4 (“Registration Statement”) filed by the Company with the SEC in connection with Einride and Legato’s proposed business combination (the “Transaction”).

An Extraordinary General Meeting (the “Extraordinary General Meeting”) of Legato shareholders to approve the Transaction is expected to be held at 10:00 am ET on June 4, 2026 for shareholders of record as of May 7, 2026. Every shareholder’s vote is important, regardless of the number of shares held. Information about the Extraordinary General Meeting and associated voting procedures are contained in the definitive proxy statement/prospectus filed by Legato with the SEC on May 15, 2026. Security holders are encouraged to carefully review the disclosures and voting information in advance of the Extraordinary General Meeting. If the proposals at the Extraordinary General Meeting are approved, the Transaction is expected to close shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

Background Information on the Transaction

On November 12, 2025, Einride and Legato announced that they entered into a definitive business combination agreement that, upon closing, is intended to result in Einride listing its ordinary shares in the form of American Depositary Shares (“ADS”) on Nasdaq in the United States under the ticker symbol “ENRD”. The transaction values Einride at a pre-money equity value of $1.35 billion and is expected to deliver approximately $300 million in gross proceeds, including a $113 million oversubscribed PIPE capital raise from a group of new and existing investors.

About Einride

Founded in 2016, Einride is a technology company that develops and operates digital, electric and autonomous freight solutions to accelerate the transition to future proofed transportation in a cost-efficient way. Its technology platform includes AI powered planning and optimization, autonomous technologies, one of the world’s largest electric heavy-duty fleets and charging infrastructure. Einride is serving customers across North America, Europe and the Middle East.

About Legato Merger Corp. III

Legato is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of U.S. federal securities laws including, but not limited to, statements regarding the Transaction. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions available to the Company and Legato, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the Transaction; (2) the outcome of any legal proceedings that may be instituted against Legato, Einride, the combined company or others following the announcement of the Transaction and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Legato public shareholders and the inability to complete the Transaction due to the failure to obtain approval of the shareholders of Legato, to obtain financing to complete the Transaction or to satisfy other conditions to closing; (4) risks related to the scaling of the Company’s business and the timing of expected business milestones; (5) the ability to meet stock exchange listing standards following the consummation of the Transaction; (6) the risk that the Transaction disrupts current plans and operations of the Company as a result of the announcement and consummation of the Transaction; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Transaction; (9) risks associated with changes in laws or regulations applicable to the Company’s solutions and services and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) supply shortages in the materials necessary for the production of Einride’s solutions; (12) negative perceptions or publicity of the Company; (13) risks related to working with third-party manufacturers for key components of Einride’s solutions; (14) the termination or suspension of any of Einride’s contracts or the reduction in counterparty spending; and (15) the ability of Einride or the combined company to issue equity or equity- linked securities in connection with the Transaction or in the future; and (16) the ability of the Company to achieve its potential long-term ARR under its joint business plans with customers.

Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the Registration Statement filed by the Company with SEC, and other documents filed by the Company and/or Legato from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this communication are qualified by these cautionary statements. The Company and Legato assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither the Company nor Legato gives any assurance that either the Company or Legato will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Legato or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the Transaction, the Company filed the Registration Statement, including a preliminary proxy statement/prospectus, which was declared effective by the SEC on May 14, 2026. Legato commenced mailing of the definitive proxy statement/prospectus to Legato shareholders on May 15, 2026. This communication does not contain all the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transaction. Before making any voting or investment decision, investors and shareholders of Legato are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Transaction as they become available because they will contain important information about the Transaction. Investors and shareholders will be able to obtain free copies of the Registration Statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company or Legato through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Legato may be obtained by written request to Legato at Legato Merger Corp. III, 777 Third Avenue, 37th Floor, New York, NY 10017.

Participants in the Solicitation

Legato and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Legato’s shareholders in connection with the Transaction. Information about Legato’s directors and executive officers and their ownership of Legato’s securities is set forth in Legato’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the proxy statement/prospectus regarding the Transaction. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Legato, Einride or the combined company resulting from the Transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

Investor & Media Contacts

Einride

Christina Zander

Head of Communications Einride

press@einride.tech

Einride@icrinc.com

Legato Merger Corp. III

Eric Rosenfeld

Chief SPAC Officer

Legato Merger Corp. III

ir@legatomerger.com

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